Exhibit 4-c-2

Fourth Amendment

Rockwell Automation 1165(e) Plan

The undersigned, Harry A. Malone, Vice President, Compensation & Benefits, of Rockwell Automation, Inc. (the “Corporation”), pursuant to the authority provided by resolution of the Corporation’s Board of Directors on December 4, 1996, does hereby approve, for and on behalf of the Corporation, the following amendments to the Rockwell Automation 1165(e) Plan (the “Plan”) (011):

Premises

1. The Corporation established the Plan effective January 1, 2009 for the benefits of its eligible employees.

2. The Corporation has historically provided a fifty percent (50%) match on the first six percent (6%) of compensation each participant contributes to the Plan for each pay period.

3. The Corporation desires to increase the rate of matching contributions to provide a fifty percent (50%) match on the first seven percent (7%) of compensation each participant contributes to the Plan for each pay period, commencing with compensation paid to participants or after July 1, 2018, regardless of when the services related to such compensation were performed.

4. The Corporation desires to change references from “Basic” contributions to “Matched” contributions throughout the Plan.

5. The Corporation desires to make matching contributions in the form of cash.

Resolutions

NOW THEREFORE BE IT RESOLVED THAT, effective July 1, 2018, the Plan hereby amended as follows:

1. Section 2.020, Basic Contributions, is amended in its entirety to read as follows:

Matched Contributions. A Participant may take either or both of the actions described in subsections (a) and (b) below:

(a)

elect to defer receipt of an amount equal to 1% through 7% of his regular Base Compensation (such deferral to be elected in whole percentages), and to instead have that amount paid to the Plan as a Matched Pre-tax Contribution to his Pre-tax Contribution Account;

(b)

authorize having deducted from his regular Base Compensation 1% through 7% (such deduction to be authorized in whole percentages) and then have the amount of such deduction (as adjusted for all applicable taxes due on that amount) paid to the Plan as a Matched After-tax Contribution to his After-tax Contribution Account;

provided, however, that the percentages elected to be deferred or deducted and then made as Matched Pre-tax and Matched After-tax Contributions may together not exceed 7% of the Participant’s Base Compensation.

2. Section 2.030, Supplemental Contributions, is amended in its entirety to read as follows:

Supplemental Contributions. A Participant who has made the elections and/or authorizations described in Section 2.020 will also be permitted to take either or both of the actions described in subsections (a) and (b) below:

(a)	(1)	if he is a non-Highly Compensated Employee, elect to defer receipt of an amount equal to 8% through 50% of his regular Base Compensation (such deferral to be elected in whole percentages), and to instead have that amount paid to the Plan as a Supplemental Pre-tax Contribution to his Pre-tax Contribution Account;

	(2)	if he is a Highly Compensated Employee, elect to defer receipt of an amount equal to 8% through 16% of his regular Base Compensation (such deferral to be elected in whole percentages), and to instead have that amount paid to the Plan as a Supplemental Pre-tax Contribution to his Pre-tax Contribution Account;

(b)		if he is either a non-Highly Compensated Employee or a Highly Compensated Employee, authorize having deducted from his regular Base Compensation 8% through 10% (such deduction to be authorized in whole percentages) and then have the amount of such deduction (as adjusted for all applicable taxes due on that amount) paid to the Plan as a Supplemental After-tax Contribution to his After-tax Contribution Account;

provided, however, that the percentages elected to be deferred or deducted and then made as Supplemental Pre-tax and Supplemental After-tax Contributions may together not exceed 43% of the Participant’s Base Compensation if he is a non-Highly Compensated Employee or 9% of the Participant’s Base Compensation if he is a Highly Compensated Employee.

Further, notwithstanding the foregoing, the sum of the Matched After-tax Contributions and the Supplemental After-tax Contributions shall not exceed in any given year 10% percent of the Participant’s Base Compensation for the Plan Year since becoming a Participant.

3. Section 2.060, Matching Contribution Formula, is amended in its entirety to read as follows:

Matching Contribution Formula.

(a)

For pay dates prior to July 1, 2018, the Company will contribute to the Plan on behalf of each Participant out of its current or accumulated profits Company Matching Contributions equal to fifty percent (50%) of the Participant’s Matched Pre-tax Contributions and Matched After-tax Contributions (up to 6% of Base Compensation), made pursuant to Section 2.020. Such Company Matching Contributions will be made in the form and subject to the limitations set forth in Section 2.070. Any forfeiture of Company Matching Contributions occurring during a Plan Year shall be used to reduce Company Matching Contributions for such Plan Year. Notwithstanding the foregoing, effective for pay dates on and after July 1, 2018, in lieu of the preceding contributions in this Section 2.060(a), the Company will contribute to the Plan on behalf of each Participant out of its current or accumulated profits Company Matching Contributions equal to fifty percent (50%) of the Participant’s Matched Pre-tax Contributions and Matched After-tax Contributions (calculated by considering only the first 7% of Base Compensation contributed for such pay date), made pursuant to Section 2.020.

4. All references to “Basic” contributions are changed to “Matched” contributions.

5. Section 2.070(b) and (c) are amended in their entirety to read as follows:

(b)

Prior to January 1, 2018, Company Matching Contributions will be made in the form of Rockwell Automation common stock, but may be made, in the discretion of the Board of Directors, in cash or in any combination of cash and Rockwell Automation common stock. Rockwell Automation common stock which is contributed will be valued at the New York Stock Exchange closing price on the Valuation Date immediately preceding the date on which the contribution is made. Unless a Participant elects a cash distribution, any dividends or other earnings on such common stock or cash will remain in the Rockwell Automation Stock Fund unless otherwise distributed or transferred pursuant to Article IV or Sections 4.030 or 4.040. On and after January 1, 2018, Company Matching Contributions will be made in the form of cash and will be subject to the investment elections made by the Participant under Section 4.010.

6.
The	first sentence of Section 8.020(b) is amended in its entirety to read as follows:

The Rockwell Automation Stock Fund will consist of all cash, Rockwell Automation common stock and the proceeds and income from that common stock, which are attributable to Participant Contributions designated as contributions to the Rockwell Automation Stock Fund and Company Matching Contributions designated as contributions to the Rockwell Automation Stock Fund.

The foregoing action is taken with the understanding that such action is consistent with the intentions of the Corporation.

Date: August 9, 2018

/s/ Harry A. Malone
Harry A. Malone

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